Exhibit 13

To:                                                                              Xstrata (Schweiz) AG (the “Company”)

Bahnhofstrasse 2

PO Box 102, Zug

6301 Switzerland

17 May 2006

Dear Sirs,

Project Odyssey - $8,500,000,000 Term and Revolving Facilities and $3,500,000,000 Term Loan Bridge Facility in connection with the Offer referred to below

We refer to the proposed bid (the “Offer”) by a member of your group for shares in Falconbridge Limited (the “Target”).

Barclays Capital, Deutsche Bank AG, London Branch, J.P. Morgan plc and The Royal Bank of Scotland plc as mandated lead arrangers and bookrunners (each a “Mandated Lead Arranger” and together, the “Mandated Lead Arrangers”), Barclays Bank PLC, Deutsche Bank AG, London Branch, JPMorgan Chase Bank, National Association and The Royal Bank of Scotland plc (each an “Underwriter” and together, the “Underwriters”) are pleased to set out the main terms and conditions upon which the Mandated Lead Arrangers will arrange, on your behalf, an international syndicate of banks for the facilities on the terms of the Acquisition Facilities Agreement (as defined in the paragraph entitled “Conditions” below) (the “Acquisition Facilities”) and the facilities on the terms of the Debt Bridge Facility Agreement (as defined in the paragraph entitled “Conditions” below) (the “Debt Bridge Facility” and, together with the Acquisition Facilities, the “Facilities”) and each Underwriter is prepared severally to underwrite the proportion of the Acquisition Facilities and the Debt Bridge Facility set out opposite its name below:

Underwriter	Underwriting Commitment
	Acquisition Facilities	Debt Bridge Facility
Barclays Bank PLC	$2,125,000,000	$875,000,000

Deutsche Bank AG, London Branch	$2,125,000,000	$875,000,000

JPMorgan Chase Bank, National Association	$2,125,000,000	$875,000,000

The Royal Bank of Scotland plc	$2,125,000,000	$875,000,000

It is agreed that the first $1,000,000,000 of the proceeds of the Odyssey Equity Offerings (as defined below) shall be applied in cancellation of the Debt Bridge Facility and that upon such cancellation the underwriting commitment of each Underwriter shall be reduced pro rata.

Conditions

This proposal and underwriting commitment is subject to:

(a)                                  the terms and conditions set out below;

(b)                                 in the case of the Acquisition Facilities, the terms and conditions set out in the accompanying agreed form $8,500,000,000 term and revolving facilities agreement being the draft dated 16 May 2006 and with document reference LD/857960/38 (such agreed form document being the “Acquisition Facilities Agreement”); and

(c)                                  in the case of the Debt Bridge Facility, the terms and conditions set out in the accompanying agreed form $3,500,000,000 term loan facilities agreement being the draft dated 16 May 2006 and with document reference LD/885224/26 (such agreed form document being the “Debt Bridge Facility Agreement”).

This letter should be read together with the Acquisition Facilities Agreement and the Debt Bridge Facility Agreement (together with this letter and the Fee Letters (defined below), the “Underwriting Documents”). Terms defined in the Underwriting Documents shall have the same meaning when used in this letter. Set out below in this letter are the terms and conditions of the appointment of the Mandated Lead Arrangers and the Underwriters as mandated lead arrangers and underwriters respectively of the Facilities. The terms and conditions set out below shall be binding on your countersignature of this letter.

References to Barclays Capital mean the investment banking division of Barclays Bank PLC.

The underwriting commitment of each Underwriter is on a several basis and no Underwriter shall be responsible for any failure by any other Underwriter to perform its obligations under this letter.

By entering into this letter, a contractual relationship is created that has legal consequences.

Termination of any prior underwriting

This proposal and underwriting commitment and the Underwriting Documents supersede any prior oral and/or written understandings and/or agreements (if any) relating to the terms and conditions of the underwriting of the Facilities.

Expenses

You must reimburse each Mandated Lead Arranger and each Underwriter for all expenses (including, but not limited to, legal fees, due diligence costs, travel expenses, printing and publicity costs, telex, telephone and facsimile costs) reasonably incurred in the negotiation, syndication and execution of the Facilities.

You must reimburse such expenses upon presentation by a Mandated Lead Arranger or an Underwriter (as the case may be), of a statement of account. You must reimburse such expenses in all circumstances and irrespective of whether or not (1) the transaction contemplated by this proposal is actually completed or (2) the loan documentation in relation to the Facilities is signed.

Taxes and Other Deductions

All payments to be made in connection with this letter or the Fee Letters:

(a)                                  shall be paid in immediately available, freely transferable, cleared funds in the currency of the invoice to such account(s) as have been advised to you by the recipient of such payment;

(b)                                 are to be made without set-off or counterclaim and free and clear of any present or future taxes, levies, duties or other deductions of whatever nature, except those required by law. If any deduction or withholding is made from any payment to the Mandated Lead Arrangers, Underwriters, the Indemnified Persons or Lenders, then you must gross-up any payment made so that the Mandated Lead Arrangers, Underwriters, the Indemnified Persons and the Lenders receive the amount that they would have received had no such deduction or withholding been made; and

(c)                                  are exclusive of any value added tax or similar charge (“VAT”). If VAT is chargeable, you shall at the same time pay to the recipient an amount equal to the amount of the VAT.

Loan Agreements

The Acquisition Facilities will be documented in the form of the Acquisition Facilities Agreement. The Debt Bridge Facility will be documented in the form of the Debt Bridge Facility Agreement (the Acquisition Facilities Agreement and the Debt Bridge Facility Agreement, being the “Loan Agreements”).

The Loan Agreements will embody the commitment of each Lender (including each Underwriter) to lend money to the Borrowers.

The schedule of commitments of the Lenders in the Loan Agreements may be amended by the Underwriters to reflect any changes to the proposed commitments of the Underwriters and any Lenders which agree to participate in the Facilities.

Notwithstanding that the Loan Agreements are intended to be executed by all parties after the date that the Offer is made, you undertake to comply with the provisions of clauses 20.8 (Offer-related documents), 22.12 (The Offer) and 22.15 (Offer Termination Date) of the Acquisition Facility Agreement relating to the conduct of the Offer (as if set out in full in this letter for the benefit of the Mandated Lead Arrangers) from the date of this letter.

Syndication Strategy

You will actively assist the Mandated Lead Arrangers in completing a successful syndication of the Acquisition Facilities and, if the Mandated Lead Arrangers should at any time on or after 1 November 2006 request, the Debt Bridge Facility. Such assistance shall include, but not be limited to, (in addition to the obligations set out under the heading “Information Memorandum”):

(a)                                  your best efforts to ensure that syndication efforts benefit from your existing lending relationships;

(b)                                 direct contact between your senior management and potential lenders;

(c)                                  attendance by such persons at one or more bank meetings; and

(d)                                 providing the Mandated Lead Arrangers with all the information reasonably requested by them to complete the syndication successfully within a timeframe acceptable to the Mandated Lead Arrangers.

You agree (and shall procure that the Borrowers and Guarantors agree) to enter into any agreement to transfer rights and obligations under this letter or, if executed, the Loan Agreements to persons becoming party to a Loan Agreement as a result of the sub-underwriting or syndication of the Facilities (a “Syndication Agreement”) (in each case in a form reasonably required by the Mandated Lead Arrangers) when required by the Mandated Lead Arrangers in connection with the sub-underwriting or the syndication of the Facilities. Each such agreement shall incorporate any minor amendments to the Loan Agreements and/or other Finance Documents reasonably requested by any proposed new Lender and agreed to by the Mandated Lead Arrangers (after consultation with the Company), but this will not require you, or any other Borrower or Guarantor to agree to any amendment materially prejudicial to that person.

We agree that we shall consult with you as to the identity of any financial institution which is not a Lender (as defined in the Acquisition Facility Agreement) and which is to become a party to the Loan Agreements pursuant to a Syndication Agreement.

This paragraph headed “Syndication Strategy” shall not be superseded by the terms of any Loan Agreement upon its execution and shall continue in full force and effect until the syndication process in relation to each Facility has been completed in a manner satisfactory to the Mandated Lead Arrangers.

Termination

Each Underwriter may terminate its underwriting commitment, and each Mandated Lead Arranger may terminate its proposal to arrange the Facilities, if:

(a)                                  in the case of the Acquisition Facilities and the Debt Bridge Facilities, the Acquisition Facilities Agreement and the Debt Bridge Facility Agreement are not signed on or before the date falling 3 months after the date of this letter; or

(b)                                 you or any Borrower or Guarantor breaches or has not complied with any term of the Underwriting Documents (in the case of the Loan Agreements, as if those agreements had been signed on the date of this letter by all parties to it but so that each of Clause 23.17 (Certain Funds) of the Acquisition Facilities Agreement and Clause 24.17 (Certain Funds) of the Debt Bridge Facility Agreement applies); or

(c)                                  any financial projections provided by you or on your behalf have not been prepared on the basis of historical information and on the basis of reasonable assumptions; or

(d)                                 any factual written information provided by a member of the Group to any Mandated Lead Arranger or Underwriter or their respective advisers being untrue or misleading in any material respect or any information has been omitted that results in any of the information provided to the Mandated Lead Arrangers or Underwriters or their respective advisers being untrue or misleading in any material respect; or

(e)                                  you fail to disclose facts or information about the business or prospects of the Group or (as may become known to you) the Target or the Target’s Subsidiaries to the Mandated Lead Arrangers and Underwriters which might reasonably be expected to be relevant to their decision to arrange or underwrite the Facilities; or

(f)                                    any event or circumstance occurs that could result in any Mandated Lead Arranger or any Underwriter acting contrary to any law, regulation, treaty or official directive, judgment or request applicable to it and which could be avoided by termination of the obligations of the Mandated Lead Arranger or Underwriter under this Letter.

Your obligations under the paragraphs headed “Expenses”, “Taxes and Other Deductions”, “Indemnity”, and “Confidentiality”, will survive the termination (for whatever reason) of the arrangements set out in this letter and survive and continue after the Loan Agreements have been signed.

Signature of Loan Agreements

Each of the Mandated Lead Arrangers and Underwriters agree that it will enter into the Acquisition Facilities Agreement and the Debt Bridge Facility Agreement upon your request provided that no Underwriter or Mandated Lead Arranger has terminated its obligation hereunder in accordance with the paragraph headed “Termination” above.

Clear Market

The successful syndication of the Facilities could be adversely affected if members of the Group raise, or attempt to raise, other finances during the Syndication Period. Therefore, no member of the Group shall raise, or attempt or agree to raise, any funds (by means of loan, note, bond issue, debt security or otherwise) other than the Facilities, the Equity Bridge Facility, the Odyssey Equity Offerings any equity offering pursuant to the terms of the Standby Underwriting Letter (as defined in the Equity Bridge Facility Agreement) or limited recourse project financings up to US$150,000,000 in aggregate in the domestic or international capital or bank markets without the prior written consent of each Mandated Lead Arranger and each Underwriter.

For the purposes of this letter:

“Odyssey Equity Offerings” means the proposed share issue and sale that have previously been described to the Mandated Lead Arrangers, consisting of a proposed placing of ordinary shares in the Parent and a proposed placing of ordinary shares in the Parent held by Batiss Investments Limited.

“Syndication Period” means the period commencing on the date of this letter and ending on later of (a) the date of completion of successful syndication of the Acquisition Facilities (as construed in paragraph 8 of the Fee Letter relating to the Acquisition Facilities) and (b) the date on which the Mandated Lead Arrangers have either completed the syndication of the Debt Bridge Facility to their satisfaction or notified the Company that they do not intend to syndicate the Debt Bridge Facility.

Information Memorandum

In line with normal euromarket practice, the Mandated Lead Arrangers may provide an Information Memorandum, on your behalf, to potential lenders on a strictly confidential basis. You will co-operate and actively assist in preparing such an Information Memorandum. Such an Information Memorandum would contain all relevant available information about the Group and the Target and the use to which the proceeds of the Facilities will be applied.

The Mandated Lead Arrangers shall be pleased to help in the preparation of such an Information Memorandum(s). However, you, the Borrowers and the Guarantors will be responsible for the accuracy and contents of the Information Memorandum(s) and you agree to represent (and confirm that the Borrowers and Guarantors will need to represent) that:

(a)                                  the factual information in the Information Memorandum, was true, complete and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated;

(b)                                 the financial projections in the Information Memorandum, have been prepared on the basis of recent historical information and on the basis of reasonable assumptions; and

(c)                                  any expressions of opinion or intention in the Information Memorandum, were made after due and careful consideration and were believed to be reasonable.

You will be asked to approve the final version of the Information Memorandum(s) before its distribution to prospective participants in the Facilities.

Confidentiality

This proposal and underwriting commitment and the Underwriting Documents are intended for your exclusive use and may not in any circumstances be relied upon or used by any other person and are made on the express understanding that they and their terms and conditions will be treated as strictly confidential and (except as provided in this letter) shall not be disclosed in whole or in part to any person without the prior written consent of each Mandated Lead Arranger.

Disclosure or an announcement may be made to the extent required to be disclosed or announced by any law or by any recognised stock exchange or governmental or other regulatory authority or supervisory body to whose rules you are subject provided that you shall consult with the Mandated Lead Arrangers in advance as to the form, content and timing of the disclosure or announcement and, if so requested by the Mandated Lead Arrangers, shall take all reasonable action to avoid and limit such disclosure or announcement. For the avoidance of doubt, this letter is a material contract for the purposes of the United Kingdom Listing Authority listing rules and may be subject to display to the extent required.

Except as permitted above, no announcement regarding or reference to any or all of the Facilities, Mandated Lead Arrangers, the Underwriters, Facility Agent or Lender will be made by you or on your behalf or on the behalf of the Borrowers, any Guarantor or your or their affiliates (whether publicly, to the Target or its advisers or otherwise) without the prior consent of the Mandated Lead Arrangers.

Conflicts

Upon countersignature of this letter, you and each Mandated Lead Arranger and Underwriter acknowledge that each Mandated Lead Arranger and each Underwriter, their parent undertakings, subsidiary undertakings and fellow subsidiary undertakings (collectively the “Mandated Lead Arranger Group”) may be providing debt financing, equity capital or other services (including financial advisory services) to the Borrowers and/or any Guarantor and other persons with whom you, the Borrowers and any Guarantor may have conflicting interests in respect of the Facilities or otherwise. In particular, we or they may deal in investments as principal or as agent for more than one party, or may make a recommendation to buy or sell a designated investment in which we or they have respectively a long or short position or in which one of our or their customers has given instructions to buy or sell.

No member of the Mandated Lead Arranger Group shall use confidential information obtained from the Borrowers and/or any Guarantor by virtue of the Facilities or its other relationships with the Borrowers and/or any Guarantor in connection with the performance of services for other persons and will not furnish such information to other persons. This shall not, however, affect any obligations that any member of the Mandated Lead Arranger Group may have as Facility Agent under each Loan Agreement. You, each Mandated Lead Arranger and each Underwriter also acknowledge that no member of the Mandated Lead Arranger Group has any obligation to use, or furnish to you or to any other member of the Mandated Lead Arranger Group, information obtained from other persons or the details of any other relationships.

The terms “parent undertaking”, “subsidiary undertaking” and “fellow subsidiary undertaking” have the meanings given to them in Sections 258 and 259 of the Companies Act 1985.

Indemnity

Upon your countersignature of this letter, you agree to indemnify, and hold harmless, each member of the Mandated Lead Arranger Group (and their directors, officers, employees and agents) (each an “Indemnified Person”) against any loss, liability, cost or expense incurred (other than the cost of utilising its management time or other similar resources) in connection with this letter, the Offer (whether or not made) or the Facilities (whether or not made) (including the reasonable fees and expenses of counsel to such Indemnified Person) or the use or proposed use of proceeds of the Facilities (except to the extent resulting directly from the gross negligence or wilful misconduct of such Indemnified Person).

Front Running

The Underwriters and the Mandated Lead Arrangers agree that, in respect of each of the Facilities, until 9.00 am London time on the business day following the date on which the Underwriters are notified as to the allocation of commitments under the Facilities pursuant to the syndication, they will not, and they will procure that none of their respective affiliates will, engage in any Prohibited Activity except in accordance with the syndication strategy to be agreed among the Mandated Lead Arrangers.

For this purpose, “Prohibited Activities” means the process of an Underwriter of the Facilities:

(a)                                  entering into or continuing any discussion or other communication with any person which is intended to or is reasonably likely to:

(i)                                     discourage any person from taking a legal, beneficial or economic interest acquired or to be acquired in or in relation to the Facilities, whether as initial lender or by way of assignment, transfer, novation, sub-participation (whether disclosed, undisclosed, risk or funded) or any other similar method (a “Facility Interest”), as a lender of record in primary syndication; or

(ii)                                  encourage any person to take a Facility Interest except as a lender of record in primary syndication; and/or

(b)                                 making a bid or offer price (whether firm or indicative) with a view to buying or selling a Facility Interest; and/or

(c)                                  entering into any agreement, option or other arrangement, whether legally binding or not, in relation to the acquisition or disposal of any Facility Interest (whether on an indicative basis, a “when and if issued” basis or otherwise), but excludes any communication, offer or arrangement made by any Mandated Lead Arranger or Underwriter with any of its respective affiliates.

To the extent that financial institutions are invited to sub-underwrite the Facilities, the Underwriters and Mandated Lead Arrangers agree that they will be required to be subject to the same front running restrictions as set out in this paragraph headed “Front Running”.

This paragraph headed “Front Running” is for the benefit of the Underwriters and the Mandated Lead Arrangers only and no other person.

Execution

The terms and conditions of this proposal and this underwriting commitment are conditional upon your acceptance of these terms within 5 days of the date of this letter.

General

If you agree with the terms and conditions of this proposal and underwriting commitment and the Underwriting Documents, please confirm this by signing, dating and returning the enclosed copy of this letter to Michael Joyner, Barclays Capital, Tony Masciantonio, Deutsche Bank AG, London, David Stewart, Debt Capital Markets, J.P. Morgan plc and Dale Williams, The Royal Bank of Scotland plc on or before the date falling 5 days after the date hereof, failing which this proposal and underwriting commitment and each of the Underwriting Documents will terminate.

You shall pay (a) the underwriting and ticking fees set out in and otherwise comply in all respects with the fee letter from the Mandated Lead Arrangers to you in respect of the Acquisition Facilities dated the date hereof and the fee letter from the Mandated Lead Arrangers to you in respect of the Debt Bridge Facility dated the date hereof and (b) the agency fees set out in the fee letters each dated the date hereof from the Facility Agent to you in respect of each of the Acquisition Facilities and the Debt Bridge Facility (together the “Fee Letters”).

You will not, and will not permit any member of the Group to:

(a)                                  engage any person, other than the Mandated Lead Arrangers to advise on any financing proposal in respect of facilities similar to the Facilities; and/or

(b)                                 respond to any proposal other than that set out herein in respect of facilities similar to the Facilities.

You agree that no arrangers, underwriters, bookrunners or agents will be appointed in respect of the Facilities other than as contemplated above. No titles will be conferred on any other parties in respect of the Facilities without the consent of the Mandated Lead Arrangers. No compensation will be paid to any Lender for participating in the Facilities without the consent of the Mandated Lead Arrangers.

This proposal and underwriting commitment and the Underwriting Documents may not be amended except in writing signed by you and each Mandated Lead Arranger and each Underwriter.

You acknowledge that you have not relied on any representation other than those set out in this letter. No Mandated Lead Arranger or Underwriter is liable to you for any representation that is not set out in this letter, except for one made fraudulently by such Mandated Lead Arranger or Underwriter. Nothing in this letter shall exclude or restrict any duty or liability any Mandated Lead Arranger or any Underwriter may have to you as a customer under the Financial Services and Markets Act 2000 or the regulatory system set out in or pursuant to it.

Except as expressly stated in this paragraph, the terms of this letter may be enforced only by a party to it or such party’s successors or permitted assigns. Notwithstanding the foregoing, each Indemnified Person may enforce the paragraph above headed “Indemnity” against you, subject to the prior written consent of the Mandated Lead Arranger who is an affiliate of that Indemnified Person or who has (or whose affiliates have) employed that Indemnified Person or on whose behalf (or on whose affiliate’s behalf) that Indemnified Person has acted (as the case may be). The parties to this letter may, however, at any time, by agreement, rescind the agreement set out herein or vary it without the consent of any other Indemnified Person.

You may not assign or transfer any of your rights or obligations under the Underwriting Documents without prior written consent of the Mandated Lead Arrangers and the Underwriters.

The Mandated Lead Arrangers and Underwriters may assign or transfer any or all of their rights and obligations under the Underwriting Documents to any of their affiliates.

This proposal and underwriting commitment will take effect subject to the terms and conditions set out in this letter once countersigned by you.

This letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this letter.

This letter and all claims arising in connection with it are governed by, and are to be construed in accordance with, English law. You submit, for the benefit of each Mandated Lead Arranger and each Underwriter, to the jurisdiction of the English courts for the resolution of any dispute arising in connection with this letter and the Fee Letters.

You irrevocably appoint Xstrata Services (UK) Ltd, Level 4 Panton House, 25 Haymarket, London SW1Y 4EN as your agent for service of process relating to any proceedings before the English courts in connection with this letter and the Fee Letters.

We look forward to your favourable response to our proposal and to your mandate to us to proceed with this transaction.

Yours faithfully,

For and on behalf of
BARCLAYS CAPITAL

/s/ M. JOYNER
Name: M. Joyner

Title: Director

For and on behalf of
BARCLAYS BANK PLC

/s/ M. JOYNER
Name: M. Joyner

Title: Director

For and on behalf of
DEUTSCHE BANK AG, LONDON BRANCH

/s/ A. MASCIANTONIO	/s/ DREW PRICE
Name: A. Masciantonio	Drew Price

Title: Managing Director	Associate

For and on behalf of
J.P. MORGAN PLC

/s/ NICHOLAS CONRON
Name: Nicholas Conron

Title: Vice President

For and on behalf of
JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

/s/ NICHOLAS CONRON
Name: Nicholas Conron

Title: Vice President

For and on behalf of
THE ROYAL BANK OF SCOTLAND PLC

/s/ DALE WILLIAMS	/s/ SEAN MALONE
Name: Dale Williams	Sean Malone

Title: Senior Director	Managing Director

Countersignature by:

XSTRATA (SCHWEIZ) AG

Signed: /s/ B S LEVENE	/s/ B K AZZOPARDI

Name: B S Levene	B K Azzopardi

Title: Director	Director

Date: 17 May 2006